Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

	Three Months March 31, 2012	Fiscal Year Ended
(dollars in millions)		December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Fixed charges:
Interest expense, prior to amounts capitalized	$33	$237	$250	$299	$314	$324
Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	(1)	3	(2)	1	2	(9)
Portions of rental expense representing interest	15	55	51	50	48	45
Less: interest expense related to the early redemption of long-term debt	—	—	—	(35)	—	(5)

Total fixed charges (B)	$47	$295	$299	$315	$364	$355

Earnings before income taxes	$515	$1,732	$1,743	$1,684	$1,632	$1,548
Fixed charges	47	295	299	315	364	355
Interest on uncertain tax positions included in pre-tax income	1	(3)	2	(1)	(2)	9
Amortization of capitalized interest	1	5	6	6	5	6
Less: interest capitalized	(1)	(5)	(2)	(3)	(5)	(5)

Earnings before income taxes and fixed charges (A)	$563	$2,024	$2,048	$2,001	$1,994	$1,913

Ratio of earnings to fixed charges (A/B)	12.0	6.9	6.8	6.4	5.5	5.4